UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 2, 2005 (February 1, 2005)**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

920 Main Street
Kansas City, Missouri   **64105**
(Address of principal executive offices)   Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On February 1, 2005, AMC Entertainment Inc. issued a press release announcing that its Executive Vice President and Chief Financial Officer, Craig R. Ramsey, and its Vice President of Finance, Michael W. Zwonitzer will present to high-yield investors at the JP Morgan Annual High Yield Conference 2005 in Miami, Fla. on February 2, 2005.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit 99.1 - Press Release of AMC Entertainment Inc., dated February 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


AMC ENTERTAINMENT INC.


Date: February 2, 2005   /s/ Craig R. Ramsey

Craig R. Ramsey
Executive Vice President and
Chief Financial Officer